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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

ELSTER GROUP SE
(Name of Subject Company)

MINTFORD AG
an indirect wholly owned subsidiary of

MELROSE PLC
(Names of Filing Persons (Offerors))

Ordinary Shares, Nominal Value €1.00 Per Share
(Title of Class of Securities)

D24648 103
(CUSIP Number of Class of Securities)

American Depositary Shares, Each Representing One-Fourth of One Ordinary Share
(Title of Class of Securities)

290348101
(CUSIP Number of Class of Securities)

Garry Barnes
Company Secretary
Melrose PLC
Precision House, Arden Road, Alcester
London, B49 6HN, United Kingdom
+44-1789-761-020
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Eric M. Swedenburg Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-63954 Telephone: 1-212-455-2000	Adam Signy Simpson Thacher & Bartlett LLP CityPoint, One Ropemaker Street London, EC2Y 9HU, United Kingdom Telephone: +44-207-275-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,314,043,362	$265,189.37

*
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) $20.50, the per American Depositary Share tender offer price, multiplied by 43,231,888, the number of American Depositary Shares issued and outstanding, and (b) $82.00, the per Ordinary Share tender offer price, multiplied by 17,412,069, the number of Ordinary Shares outstanding that are not represented by American Depositary Shares. The foregoing share figures have been provided by the issuer to the offerors and are as of June 29, 2012, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$265,189.37	Filing Party:	Melrose PLC and Mintford AG
Form or Registration No.:	Schedule TO	Date Filed:	July 9, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third-party tender offer subject to Rule 14d-1.

  ☐    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the "Schedule TO") filed with the Securities and Exchange Commission on July 9, 2012 by Mintford AG, a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 ("Bidder") and an indirect wholly owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4763064 ("Melrose"), in connection with Bidder's offer to purchase (i) all outstanding American Depositary Shares (collectively the "ADSs" and each an "ADS") of Elster Group SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Essen, Germany, under HRB 22030 ("Elster"), each representing one-fourth of one ordinary share of Elster, nominal value €1 per share (collectively the "Ordinary Shares" and each an "Ordinary Share"), for $20.50 per ADS, net to the seller in cash and (ii) all outstanding Ordinary Shares (which are not otherwise represented by ADSs) for $82.00 per Ordinary Share, net to seller in cash, in each case without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2012 (the "Offer to Purchase"), and the related Letter of Transmittal to Tender American Depositary Shares (the "ADS Letter of Transmittal") and the related Letter of Transmittal to Tender Ordinary Shares (the "Ordinary Share Letter of Transmittal"), copies of which are included as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All information in the Offer to Purchase and the related Letters of Transmittal, which were previously filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO, is hereby expressly incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 3, 6, 7 and 9. Summary Term Sheet; Identity and Background of Filing Person; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; and Persons/Assets Retained, Employed, Compensated or Used.

Items 1, 3, 6, 7 and 9 of the Schedule TO are hereby amended and supplemented as follows:

        The section of the Offer to Purchase entitled "Summary Term Sheet—Upon the successful consummation of the Offer, will ADSs continue to be listed and traded on the NYSE and will ADSs and Ordinary Shares be registered under the Exchange Act?" is hereby amended and supplemented by adding the following sentence immediately after the fourth sentence of the first paragraph thereof:

  "In the U.S., such an offer would be made through a tender offer that would be open to all remaining shareholders of Elster, and would be conducted in accordance with U.S. securities laws applicable to tender offers, for an amount in cash equal to such "fair cash compensation."

        The section of the Offer to Purchase entitled "Summary Term Sheet—Will this Offer be followed by a squeeze-out of minority shareholders if not all the Shares are tendered?" is hereby amended and supplemented by replacing such question in its entirety with the following:

  "Will this Offer be followed by a squeeze-out of minority shareholders if not all the Shares are tendered?

          The purpose of the Offer is to acquire control of, and the entire equity interest in, Elster. Following the consummation of the Offer, we expect to own more than 75% of the share capital of Elster, which is the voting power sufficient to require Elster to enter into a domination agreement as discussed below and elsewhere in this Offer to Purchase. If we do enter into a domination agreement, which we expect to do if following the consummation of the Offer we own more than 75% but less than 90% of the share capital of Elster, we will be required under German law to make an offer to all of the then outstanding shareholders of Elster to acquire the Ordinary Shares in exchange for "fair cash compensation" and to pay minority shareholders who do not accept such offer a guaranteed dividend. In the U.S., such an offer would be made through a tender offer that would be open to all remaining shareholders of Elster, and would be conducted in accordance with U.S. securities laws applicable to tender offers, for an amount in cash equal to such "fair cash compensation." Any minority shareholders who continue to hold Shares at such point will still be able to exercise all of their rights as shareholders, including the right to participate in general meetings of shareholders, voting rights and information rights.

          Once we acquire 90% or more of the share capital of Elster, we currently intend to implement a squeeze-out of remaining minority shareholders, which can be done through one of two procedures under applicable German law.

          If, following the consummation of the Offer or at a later date, we own 95% or more of the total share capital of Elster, we could (and currently intend to) bring about the adoption of a resolution by the general shareholders' meeting of Elster pursuant to Sections 327a et seq. of the German Stock Corporation Act requiring transfer of the Ordinary Shares held by the minority shareholders of Elster to us in exchange for cash in an amount equal to "fair cash compensation." This procedure is referred to as a "Squeeze-out." The transfer of Ordinary Shares under a Squeeze-out would not involve a tender offer and would occur by operation of German law upon registration of such resolution in the commercial register of Elster (therefore, securities laws of the United States applicable to tender offers would not apply to such transfer). Following the registration of such resolution, the remaining holders of Ordinary Shares would only have a right to receive the "fair cash compensation", and their Ordinary Shares would no longer represent an equity interest in Elster. The amount of the "fair cash compensation" that would be paid to minority shareholders in connection with a Squeeze-out will be determined by us and reviewed by a court-appointed expert auditor on the basis of an analysis of the fair enterprise value of Elster at the time of the shareholders' meeting in which a resolution to effect the Squeeze-out is adopted, and may be higher, lower or the same as the Offer Price. See "Section 12—Purpose of the Offer; Plans for Elster."

          If, following the consummation of the Offer or at a later date, we own 90% or more, but less than 95%, of the total share capital of Elster, we may procure the entry into a merger agreement between Elster and Bidder followed by a squeeze-out resolution of Elster shareholders pursuant to Section 62 para. 5 of the German Transformation Act, to be adopted within a three month period after the entry into the merger agreement between Elster and Bidder. Once we own 90% or more of the total share capital of Elster, unless we believe at such time that we are likely to acquire within a reasonable time period sufficient additional Shares to bring our ownership level to 95% or more of the total share capital of Elster such that we can implement the Squeeze-out discussed in the paragraph above, we could (and currently intend to) procure the entry into such a merger agreement between Elster and Bidder followed by such squeeze-out resolution. As a consequence of such squeeze-out resolution, the Ordinary Shares held by the minority shareholders will be transferred to us in exchange for cash in an amount equal to "fair cash compensation." This procedure is referred to as a "Merger Squeeze-out". The transfer of Ordinary Shares under a Merger Squeeze-out would not involve a tender offer and would occur by operation of German law upon registration of the Merger Squeeze-out resolution in the commercial register of Elster and the merger in the commercial registers of Elster and the Bidder (therefore, securities laws of the United States applicable to tender offers would not apply to such transfer). Following the registration of such resolution, the remaining holders of Ordinary Shares would only have a right to receive the "fair cash compensation", and their Ordinary Shares would no longer represent an equity interest in Elster. The amount of the "fair cash compensation" that would be paid to minority shareholders in connection with a Merger Squeeze-out will be determined by us and reviewed by a court-appointed expert auditor on the basis of an analysis of the fair enterprise value of Elster at the time of the shareholders' meeting in which a resolution to effect the Merger Squeeze-out is adopted, and may be higher, lower or the same as the Offer Price. See "Section 12—Purpose of the Offer; Plans for Elster."

          In the Squeeze-out, the Merger Squeeze-out, the offer related to the domination agreement or the offer related to the delisting, all Elster shareholders would be treated in the same manner."

        The section of the Offer to Purchase entitled "Summary Term Sheet—Will you exercise control over Elster if the Offer is consummated?" is hereby amended and supplemented by adding the following sentence immediately after the second sentence of the first paragraph thereof:

          "In the U.S., such an offer would be made through a tender offer that would be open to all remaining shareholders of Elster, and would be conducted in accordance with U.S. securities laws applicable to tender offers, for an amount in cash equal to such "fair cash compensation."

Item 2. Subject Company Information

Item 2 of the Schedule TO is hereby amended and supplemented as follows:

        The section of the Offer to Purchase entitled "Section 8—"Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information" is hereby amended and supplemented by adding the following at the end thereof:

          "For the years following 2012, Elster did not provide any reconciliations of non-GAAP financial measures included in the unaudited prospective financial information described above to Melrose prior to signing the Investment Agreement. All the cautionary considerations noted above with respect to such unaudited prospective financial information apply to the reconciling information related to non-GAAP financial information below. In addition, the disclosure below should not be understood to suggest any greater level of precision to such unaudited prospective financial information as a result of the additional numerical specificity provided. Elster has advised us that the information contained in the reconciliation below was prepared at the same time as such unaudited prospective financial information in May 2012 and that no updating or other review of such unaudited prospective financial information has been done by Elster's management since then. In light of the foregoing factors, readers of this Offer to Purchase are cautioned not to place any reliance on the reconciling information set forth below.

  Reconciliation of Adjusted EBITDA for the Mid Term Plan

(US$m)	2012E	2013E	2014E	2015E	2016E	2017E
Net Income from continuing operations	92.7	137.5	172.8	214.1	243.6	259.6
Income tax expense	42.1	62.2	78.2	96.8	110.2	117.4
Interest expense, net	38.1	36.9	32.6	31.9	23.7	20.0
Depreciation and amortization	81.5	78.2	82.6	82.1	84.5	87.3
Management Adjustments:
—Operational Excellence Program Costs	36.7	16.1	10.5	N/A	N/A	N/A
—Other	0.9	N/A	N/A	N/A	N/A	N/A
Adjusted EBITDA	292.0	330.9	376.8	424.9	461.9	484.4

  Reconciliation of Net Working Capital for the Mid Term Plan

(US$m)	2012E	2013E
Accounts Receivable	303.8	303.9
Inventory	169.6	180.9
Accounts Payable	218.1	228.7
Net Working Capital I(a)	255.3	256.2
Advanced Payments	23.7	24.5
Net Working Capital II(b)	231.6	231.7

(a)
Net Working Capital I is a non-GAAP financial measure that Elster defines for purposes of the Mid Term Plan as accounts receivable plus inventories minus accounts payable.

(b)
Net Working Capital II is a non-GAAP financial measure that Elster defines for purposes of the Mid Term Plan as accounts receivable plus inventories minus accounts payable and advanced payments (which were assumed for purposes of the unaudited prospective financial information to be US$ 23.7 million for 2012 and US$ 24.5 million for 2013). Please note that such assumed amounts with respect to advanced payments were not specifically disclosed to Melrose in the unaudited prospective financial information."

        The section of the Offer to Purchase entitled "Section 8—"Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information" is hereby amended and supplemented by adding the following paragraph immediately after the footnotes to the table entitled "2014-2017 Projections—Mid Term Plan":

          "We have been advised by Elster that underlying the Mid Term Plan are various key assumptions (any of which could turn out to be incorrect), including that (i) revenue growth will be driven primarily by (a) continued adoption of advanced metering solutions across Electricity, Gas and Water segments and (b) a growing trend toward gasification and accelerated adoption of gas utilization product offerings; (ii) certain charges (and ultimately savings) will be realized as a result of Elster's operational excellence plan, which is likely to include consolidation of operations and sites in the United States and Europe, relocating product lines, and increasing Elster's mix of production in low-cost countries; (iii) foreign exchange rates of the US Dollar against various global currencies will remain constant between the years 2012 and 2017; and (iv) annual price inflation and wage increases will remain stable between the years 2012 and 2017 in most relevant geographies/countries."

        The section of the Offer to Purchase entitled "Section 8—"Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information" is hereby amended by amending and restating the last sentence of the last paragraph thereof as follows:

          "READERS OF THIS OFFER TO PURCHASE ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH ABOVE. NO REPRESENTATION IS MADE BY MELROSE, BIDDER, ELSTER OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, ADVISORS OR REPRESENTATIVES TO ANY ELSTER SHAREHOLDERS REGARDING THE ULTIMATE PERFORMANCE OF ELSTER COMPARED TO THE INFORMATION INCLUDED IN THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION. NONE OF MELROSE, BIDDER, ELSTER AND THEIR RESPECTIVE OFFICERS, DIRECTORS, ADVISORS AND REPRESENTATIVES UNDERTAKES TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE."

Items 2 and 4. Subject Company Information; and Terms of the Transaction.

Items 2 and 4 of the Schedule TO are hereby amended and supplemented as follows:

        The section of the Offer to Purchase entitled "Introduction" is hereby amended and supplemented by adding the following sentence immediately after the second sentence of the fourth paragraph thereof:

          "In the U.S., such an offer would be made through a tender offer that would be open to all remaining shareholders of Elster, and would be conducted in accordance with U.S. securities laws applicable to tender offers, for an amount in cash equal to such "fair cash compensation."

        The section of the Offer to Purchase entitled "Introduction" is hereby amended and supplemented by replacing in their entirety the fifth and sixth paragraphs thereof with the following:

          "If, following the consummation of the Offer or at a later date, we own 95% or more of the total share capital of Elster, we could (and currently intend to) effect a Squeeze-out. The transfer of Ordinary Shares under a Squeeze-out would not involve a tender offer and would occur by operation of German law upon registration of such resolution in the commercial register of Elster (therefore, securities laws of the United States applicable to tender offers would not apply to such transfer). Following the registration of such resolution, the remaining holders of Ordinary Shares would only have a right to receive the "fair cash compensation", and their Ordinary Shares would no longer represent an equity interest in Elster. The amount of the "fair cash compensation" that would be paid to minority shareholders in connection with a Squeeze-out will be determined by us and reviewed by a court-appointed expert auditor on the basis of an analysis of the fair enterprise value of Elster at the time of the shareholders' meeting in which a resolution to effect the Squeeze-out is adopted, and may be higher, lower or the same as the Offer Price.

          In addition, if we own 90% or more, but less than 95%, of the total share capital of Elster, unless we believe at such time that we are likely to acquire within a reasonable time period sufficient additional Shares to bring our ownership level to 95% or more of the total share capital of Elster such that we can implement the Squeeze-out discussed in the paragraph above above, we could (and currently intend to) effect a Merger Squeeze-out. As a consequence of such Merger Squeeze-out, the Ordinary Shares held by the minority shareholders will be transferred to us in exchange for cash in an amount equal to "fair cash compensation." The transfer of Ordinary Shares under a Merger Squeeze-out would not involve a tender offer and would occur by operation of German law upon registration of the Merger Squeeze-out resolution in the commercial register of Elster and the merger in the commercial registers of Elster and the Bidder (therefore, securities laws of the United States applicable to tender offers would not apply to such transfer). Following the registration of such resolution, the remaining holders of Ordinary Shares would only have a right to receive the "fair cash compensation", and their Ordinary Shares would no longer represent an equity interest in Elster. The amount of the "fair cash compensation" that would be paid to minority shareholders in connection with a Merger Squeeze-out will be determined by us and reviewed by a court-appointed expert auditor on the basis of an analysis of the fair enterprise value of Elster at the time of the shareholders' meeting in which a resolution to effect the Merger Squeeze-out is adopted, and may be higher, lower or the same as the Offer Price."

Items 4, 6 and 11. Terms of the Transaction; Purposes of the Transaction and Plans or Proposals; and Additional Information.

Items 4, 6 and 11 of the Schedule TO are hereby amended and supplemented as follows:

        The section of the Offer to Purchase entitled "Section 7—"Possible Effects of the Offer on the Market for the ADSs; Stock Exchange Listing; Registration under the Exchange Act; Margin Requirements—NYSE Listing" is hereby amended and supplemented by replacing the fourth paragraph thereof with the following:

          "On July 11, 2012, the German Constitutional Court upheld existing case law by the German Federal Court applicable to delistings as described above from two constitutional complaints."

Items 4, 5, 6 and 11. Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; and Additional Information.

        Items 4, 5, 6 and 11 of the Schedule TO are hereby amended and supplemented as follows:

        The section of the Offer to Purchase entitled "Section 12—"Purpose of the Offer; Plans for Elster—Possible Structural Changes—Domination Agreement" is hereby amended and supplemented by adding the following at the end thereof:

          "In the U.S., such an offer would be made through a tender offer that would be open to all remaining shareholders of Elster, and would be conducted in accordance with U.S. securities laws applicable to tender offers, for an amount in cash equal to such "fair cash compensation." Any minority shareholders who continue to hold Shares at such point will still be able to exercise all of their rights as shareholders, including the right to participate in general meetings of shareholders, voting rights and information rights."

        The section of the Offer to Purchase entitled "Section 12—"Purpose of the Offer; Plans for Elster—Possible Structural Changes—Delisting and Deregistration" is hereby amended and supplemented by adding the following sentence immediately following the third sentence thereof:

          "In the U.S., such an offer would be made through a tender offer that would be open to all remaining shareholders of Elster, and would be conducted in accordance with U.S. securities laws applicable to tender offers, for an amount in cash equal to such "fair cash compensation."

        The section of the Offer to Purchase entitled "Section 12—"Purpose of the Offer; Plans for Elster—Possible Structural Changes—Exclusion of Minority Shareholders Upon 95% Ownership" is hereby amended and supplemented by adding the following at the end thereof:

          "The transfer of Ordinary Shares under a Squeeze-out would not involve a tender offer and would occur by operation of German law upon registration of such resolution in the commercial register of Elster (therefore, securities laws of the United States applicable to tender offers would not apply to such transfer). Following the registration of such resolution, the remaining holders of Ordinary Shares would only have a right to receive the "fair cash compensation", and their Ordinary Shares would no longer represent an equity interest in Elster."

        The section of the Offer to Purchase entitled "Section 12—"Purpose of the Offer; Plans for Elster—Possible Structural Changes—Exclusion of Minority Shareholders Upon 90% Ownership" is hereby amended and supplemented by replacing the first sentence thereof with the following:

          "If following the consummation of the Offer or at a later date, we own 90% or more, but less than 95%, of the total share capital of Elster, we may procure the entry into a merger agreement between Elster and Bidder followed by a Merger Squeeze-out resolution of Elster shareholders pursuant to Section 62 para. 5 of the German Transformation Act, to be adopted within a three month period after the entry into the merger agreement between Elster and Bidder. Once we own 90% or more, but less than 95%, of the total share capital of Elster, unless we believe at such time that we are likely to acquire within a reasonable time period sufficient additional Shares to bring our ownership level to 95% or more of the total share capital of Elster such that we can implement the Squeeze-out discussed above, we could (and currently intend to) procure the entry into such a merger agreement between Elster and Bidder followed by such Merger Squeeze-out resolution."

        The section of the Offer to Purchase entitled "Section 12—"Purpose of the Offer; Plans for Elster—Possible Structural Changes—Exclusion of Minority Shareholders Upon 90% Ownership" is hereby amended and supplemented by adding the following at the end thereof:

          "The transfer of Ordinary Shares under a Squeeze-out would not involve a tender offer and would occur by operation of German law upon registration of such resolution in the commercial register of Elster (therefore, securities laws of the United States applicable to tender offers would not apply to such transfer). Following the registration of such resolution, the remaining holders of

  Ordinary Shares would only have a right to receive the "fair cash compensation", and their Ordinary Shares would no longer represent an equity interest in Elster."

Items 4 and 11. Terms of the Transaction; and Additional Information.

Items 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraph immediately preceding the last paragraph of the section of the Offer to Purchase entitled "Section 15—Conditions to the Offer":

          "The obligations referred to in clause (ix) above require that Elster (acting through the compensation committee of the Elster Administrative Board and/or the Elster Administrative Board, as required in the individual case), prior to the Acceptance Time, shall take all such actions as may be required to cause any agreements, arrangements or understandings that have been or will, prior to the Acceptance Time, be entered into by Elster or any member of Elster Group with current or future directors, officers or employees of Elster and members of Elster Group (including pursuant to the Investment Agreement and the transactions contemplated thereby) pursuant to which payments are made or to be made or benefits are granted or to be granted according to such arrangements (including any amendment or modification thereof) to be approved as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act."

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 24, 2012

Melrose PLC
By:	/s/ GEOFFREY MARTIN
	Name:	Geoffrey Martin
	Title:	Director
Mintford AG
By:	/s/ GEOFFREY MARTIN
	Name:	Geoffrey Martin
	Title:	Director

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 9, 2012.*
(a)(1)(B)	Letter of Transmittal to Tender American Depositary Shares.*
(a)(1)(C)	Letter of Transmittal to Tender Ordinary Shares.*
(a)(1)(D)	Notice of Guaranteed Delivery.*
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on July 9, 2012.*
(a)(5)(A)	Press Release issued by Melrose PLC on June 29, 2012 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Melrose PLC and Mintford AG on June 29, 2012).
(a)(5)(B)	Press Release issued by Melrose PLC on July 9, 2012.*
(a)(5)(C)	Press Release issued by Melrose PLC on July 16, 2012.*
(a)(5)(D)	Press Release issued by Melrose PLC on July 17, 2012.*
(b)(1)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and the other parties thereto.*
(d)(1)	Investment Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and Elster Group SE.*
(d)(2)	Tender Agreement, effective as of June 29, 2012 between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.*
(d)(3)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Thomas Preute.*
(d)(4)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Simon Beresford-Wylie.*
(d)(5)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Howard Dyer.*
(d)(6)	Non-Disclosure Agreement, dated as of May 14, 2012, between Melrose PLC and Elster Group SE.*
(d)(7)	Cost Compensation Agreement, dated as of May 31, 2012, between Melrose PLC and Elster Group SE.*
(d)(8)	Non-Solicitation Agreement, dated as of June 6, 2012 between Melrose PLC and Elster Group SE.*
(d)(9)	Indemnity Agreement, dated as of June 29, 2012 between Melrose PLC and Elster Group SE.*
(d)(10)	Letter Agreement, dated as of June 14, 2012, between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.*
(d)(11)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012 by and among Melrose PLC, Mintford AG and the other parties thereto (incorporated by reference to Exhibit (b)(1)).
(d)(12)	Form of Resignation Letter of the Members of the Elster Group SE Administrative Board.*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed

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SIGNATURES
EXHIBIT INDEX